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SEC FILE NUMBER
8-30994

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING April 1, 2022 (MM/DD/YY) AND ENDING March 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crossmark Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15375 Memorial Drive, Suite 200
(No. and Street)

Houston (City) TX (State) 77079 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Mims (Name) (713) 703-2006 (Area Code – Telephone Number) pmims@crossmarkglobal.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) TX (State) 75423 (Zip Code)

February 24, 2009 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael L. Kern, III, CFA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crossmark Distributors, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAIRE L. KRAFT
Notary Public, State of Texas
Comm. Expires 06-11-2025
Notary ID 133152167

Notary Public

Signature:

Title: President & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROSSMARK
DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR ENDED
MARCH 31, 2023

CROSSMARK
DISTRIBUTORS

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossmark Distributors, Inc. as of March 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossmark Distributors, Inc. as of March 31, 2023, and the results of its operations and its cash flows for the year then in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crossmark Distributors, Inc.'s management. Our responsibility is to express an opinion on Crossmark Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crossmark Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crossmark Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Crossmark Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Crossmark Distributors, Inc.'s auditor since 2018.

Celeste, Texas
May 4, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS		
Cash	$	207,467
Accounts receivable		8,878
Federal income tax receivable - Parent		8,095
Prepaid expenses		58,620
TOTAL ASSETS	$	283,060
LIABILITIES AND STOCKHOLDER'S EQUITY		
TOTAL LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, $5 par value; 5,000 shares authorized, issued and outstanding		25,000
Additional paid-in capital		460,000
Accumulated deficit		(201,940)
TOTAL STOCKHOLDER'S EQUITY		283,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	283,060

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
For the Year Ended MARCH 31, 2023

REVENUES			
	Service and distribution fees	$	156,286
	Sales Loads		1,868
TOTAL REVENUES		$	158,154
EXPENSES			
	Regulatory fees		64,377
	Professional fees		45,253
	Office and administrative services - Parent		84,000
	Other expenses		3,075
TOTAL EXPENSES			196,705
	Net loss before provision for income taxes		(38,551)
	Federal income tax benefit - current		8,095
NET LOSS		$	(30,456)

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended MARCH 31, 2023

	Common Stock	Additional Paid -in Capital	Accumulated Deficit	Total
Balance at April 1, 2022	$ 25,000	$ 460,000	$ (171,484)	$ 313,516
Net loss	-	-	(30,456)	(30,456)
Balance at March 31, 2023	$ 25,000	$ 460,000	$ (201,940)	$ 283,060

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended MARCH 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (30,456)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	1,610
Decrease in federal income tax receivable - Parent	4,325
Increase in prepaid expenses	(30,871)
Decrease in accounts payable	(4,050)
NET CASH USED IN OPERATING ACTIVITIES	(59,442)
NET DECREASE IN CASH	(59,442)
CASH - beginning of year	266,909
CASH - end of year	$ 207,467

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ -
Income Taxes	$ -

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2023

NOTE A – NATURE OF OPERATIONS

Crossmark Distributors, Inc., (the Company) was incorporated in the state of Delaware in 1983, and is a wholly-owned subsidiary of Crossmark Global Holdings, Inc., (Parent) a Delaware Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is currently exempt from Securities Investor Protection Corporation (SIPC) membership. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily of acting as the distributor for the series portfolios of Steward Funds, Inc. (SFI), a related party registered as an open-end management investment company. The Company also has selling agreements to provide service and distribution services to certain other unaffiliated registered investment companies.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Significant Judgements

Revenue from contracts with SFI includes fees for providing marketing, wholesaling, and other distribution services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service and Distribution Fees and Sales Loads

The Company has entered into a General Distribution Agreement with SFI, and SFI has adopted a Service and Distribution Plan (the "Service and Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company also entered into distribution agreements with other unaffiliated registered investment companies (funds) to distribute shares to investors. The Company receives distribution and service fees and sales loads over time based on the net assets invested. The Company may also receive contingent deferred sales charges upon an investor's exit. The Company may also receive revenue from sale of these shares related to direct investors who do not have a dealer of record associated with their account(s) and in circumstances where dealers choose not to accept the full payment available to them. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. Service and distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes: The Company is included in the consolidated federal income tax return of its Parent. Federal income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to state income and franchise taxes.

NOTE C – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/ CONCENTRATIONS

The Company, and SFI are under the control of Parent and the Company is economically dependent on Parent. The existence of that control and dependency creates operating results and financial condition significantly different than if the companies were autonomous.

Under the Service and Distribution Plan with SFI, the Company earned $111,199 or approximately 70% of the total revenue for the year ended March 31, 2023, of which $5,126 is receivable at March 31, 2023.

The Company has recorded a federal income tax receivable from its Parent and a federal income tax benefit of $8,095 related to the Company's current year tax loss.

The Parent and the Company entered into an office and administrative services agreement (Agreement) for an initial term of one year through April 1, 2018. The Agreement automatically renews for successive one-year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through April 1, 2024. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent allocates a pro-rata portion of such expenses incurred by the Parent on account of the Company. In making such allocation the Parent equates the proportional cost of the facility and services with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of the facility or services. Office and administrative fees incurred and paid under this agreement totaled $84,000 for the year ended March 31, 2023. The Parent and the Company renewed the Agreement effective April 1, 2023 with an annual fee of $96,000 for the year ending March 31, 2024.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had a net capital of $207,467, which was $182,467 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1.

NOTE E – CONCENTRATION OF CREDIT RISK

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At March 31, 2023, there was no uninsured balance.

CROSSMARK DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2023

NOTE F – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G – SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to March 31, 2023, and through May 4, 2023, the date financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

CROSSMARK DISTRIBUTORS, INC.
SCHEDULE I – Supplemental Information Pursuant to Rule 17a-5
MARCH 31, 2023

NET CAPITAL	
Total stockholder's equity	$ 283,060
Deductions for non-allowable assets:	
Accounts receivable	(8,878)
Prepaid expenses	(58,620)
Federal Income Tax Receivable - Parent	(8,095)
NET CAPITAL	$ 207,467
TOTAL AGGREGATE INDEBTEDNESS	
Accounts Payable	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of requirement minimum	$ 182,467
Ratio of aggregate indebtedness to net capital	0.00 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unauditited Part II for Form X-17A-5 as of March 31, 2023

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crossmark Distributors, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Crossmark Distributors, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(k)(1) (exemption provision) and (2) Crossmark Distributors, Inc. stated that Crossmark Distributors, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Crossmark Distributors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crossmark Distributors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 4, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Crossmark Distributors, Inc.

Exemption Report

Crossmark Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Crossmark Distributors, Inc.

I, Michael L. Kern, III, CFA, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & CEO

April 28, 2023